               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                          SCHEDULE 13D
                         (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        (AMENDMENT NO. 3)

                   American Eagle Group, Inc.
 ---------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
 ---------------------------------------------------------------
                 (Title of Class of Securities)

                            02553B102
 ---------------------------------------------------------------
                         (CUSIP Number)

                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
 ---------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 13, 1997
 ---------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

                       Page 1 of 22 Pages

CUSIP  NO.  469858401             13D             Page  2  of  22
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.             31-1422526
          American Financial Corporation             31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

     SOLE VOTING POWER
          - - -

8    SHARED VOTING POWER
          (See Item 5)

9    SOLE DISPOSITIVE POWER
          - - -

10   SHARED DISPOSITIVE POWER
         (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Below 5% (See Item 5)

14   TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 469858401            13D             Page 3 of 22 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

     SOLE VOTING POWER
          - - -

8    SHARED VOTING POWER
          (See Item 5)

9    SOLE DISPOSITIVE POWER
          - - -

10   SHARED DISPOSITIVE POWER
          (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Below 5% (See Item 5)

14   TYPE OF REPORTING PERSON*
          IN

CUSIP  NO.  46985840              13D             Page  4  of  22
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

     SOLE VOTING POWER
          - - -

8    SHARED VOTING POWER
          (See Item 5)

9    SOLE DISPOSITIVE POWER
          - - -

10   SHARED DISPOSITIVE POWER
          (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Below 5% (See Item 5)

14   TYPE OF REPORTING PERSON*
          IN

CUSIP  NO.  46985840             13D              Page  5  of  22
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
          - - -

8    SHARED VOTING POWER
          (See Item 5)

9    SOLE DISPOSITIVE POWER
          - - -

10   SHARED DISPOSITIVE POWER
          (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Below 5% (See Item 5)

14   TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 46985840          13D             Page 6 of 22 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
          - - -

8    SHARED VOTING POWER
          (See Item 5)

9    SOLE DISPOSITIVE POWER
          - - -

10   SHARED DISPOSITIVE POWER
          (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Below 5% (See Item 5)

14   TYPE OF REPORTING PERSON*
          IN

      This Amendment No. 3 to Schedule 13D is filed on behalf  of
American   Financial  Group,  Inc.  ("AFG"),  American  Financial
Corporation ("AFC") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (AFG, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"). All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D. Items not included in this amendment are either not amended or are not applicable.

     Following the transaction described in Item 4, the Reporting
Persons no longer beneficially own five percent or more of a class of American Eagle voting equity securities.

Item 4.   Purpose of Transaction.

      On November 13, 1997, the Reporting Persons transferred 350,000 shares of American Eagle Preferred Shares to American Eagle in exchange for the assumption by American Eagle of certain contractual obligations of GAI as more fully described in the Settlement Agreement and Mutual Release and the Renewal/Retention Commission Agreement attached as Exhibits 1 and 2, respectively.

Item 5.   Interest in Securities of the Issuer.

      As a result of the transaction described in Item 4, the Reporting Persons no longer own 5% or more of a class of American
Eagle voting equity securities.

Item 7.   Material to be filed as Exhibits.

          (1)   Settlement  Agreement and  Mutual  Release  dated
          November 4, 1997.

          (2)    Renewal/Retention  Commission  Agreement   dated
          November 4, 1997.

          (3)   Agreement required pursuant to Regulation Section
          240.13d-1(f)(1)   promulgated  under   the   Securities
          Exchange Act of 1934, as amended.

          (4) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1997
                            AMERICAN FINANCIAL GROUP, INC.

                            By:   James C. Kennedy
                            ----------------------------------
                            James C. Kennedy, Deputy General
                            Counsel and Secretary

                            AMERICAN FINANCIAL CORPORATION

                            By:     James C. Kennedy
                            ----------------------------------
                            James C. Kennedy, Deputy General
                            Counsel and Secretary

                            Carl H. Lindner*
                            ---------------------------------
                            Carl H. Lindner

                            Carl H. Lindner III*
                            ---------------------------------
                            Carl H. Lindner III

                            S. Craig Lindner*
                            ---------------------------------
                            S. Craig Lindner

                            Keith E. Lindner*
                            ---------------------------------
                            Keith E. Lindner


   James C. Kennedy
---------------------------------------
*By James C. Kennedy, Attorney-in-Fact

Exhibit 1

             SETTLEMENT AGREEMENT AND MUTUAL RELEASE

      American Eagle Group, Inc. ("AEG"), American Financial Group, Inc. ("AFG"), and Great American Insurance Company ("GAIC"), enter into this Settlement Agreement and Mutual Release (the "Agreement") effective as of November 4, 1997 (the "Effective Date").

      1. Concurrently with the execution of this Agreement, one or more parties to this Agreement are entering into a Renewal/Retention Commission Agreement and an Escrow Agreement (collectively the "Related Agreements"). As between or among the parties to this Agreement, the terms and conditions of the Related Agreements are adopted and incorporated by reference as if fully set forth in this Agreement. True and correct copies of the Related Agreements are attached as Exhibits A and B, respectively, to this Agreement.

     2. On the Effective Date, GAIC shall transfer, assign, and deliver to AEG, or cause to be transferred, assigned, and delivered to AEG, the 350,000 shares of Series D Preferred Stock of AEG (the "Purchased Securities") that AEG had issued to GAIC pursuant to the November 5, 1996 Securities Purchase Agreement by and between AEG and AFG, along with any dividends or other benefits accruing thereunder from the date that AEG issued the Purchased Securities to GAIC to the date of their return to AEG pursuant to this paragraph. GAIC warrants and represents to AEG that it has not assigned or transferred all or any portion of its interest in the Purchased Securities and dividends and other benefits accruing thereunder to any other person or entity and that it is returning the Purchased Securities and any dividends or other benefits accruing thereunder free and clear of any liens, security interests, or other claims of any other person or entity. AFG agrees to take such action as shall be necessary or appropriate to fulfill its obligations under this paragraph 2.

      3. AFG, GAIC, and their respective directors, principals, officers, managers, supervisors, employees, agents, representatives, attorneys, accountants, actuaries, parents, subsidiaries, affiliates, predecessors, successors, and assigns, past, present, and future, directly or indirectly and in any capacity (collectively referred to hereafter as the "AFG Parties" and the "GAIC Parties" respectively), and expect as limited below, hereby acquit, discharge, and release AEG and its respective directors, former directors and their affiliates, principals, officers, managers, supervisors, employees, agents, representatives, attorneys, accountants, actuaries, parents, subsidiaries, affiliates, predecessors, successors, and assigns, past or present (collectively referred to hereafter as the "AEG Parties") from any and all debts, damages, claims, liabilities, obligations, and causes of actions, whether known, unknown, or unforeseen, whether liquidated or unliquidated, from the beginning of time to the Effective Date of this Agreement. For purposes of this Agreement, including without limitation Section 4 hereof, the term "AEG Parties" includes, but is not limited to, the persons on the attached Exhibit C to this Agreement (1) in their individual capacities, (2) as present or former officers, directors, or employees of AEG, (3) as former officers, directors, or employees of American Eagle Insurance Company ("AEIC"), or (4) in any other capacity. Notwithstanding the first sentence of this paragraph, excepted from the scope of this release are any debts, damages, claims, liabilities, obligations, or causes of action arising under or in connection with this Agreement or with any of the Related Agreements.

      4. The AEG Parties (other than AEIC), past, present, or future, directly or indirectly and in any capacity, and expect as limited below, hereby acquit, discharge, and release the AFG
Parties and the GAIC Parties from any and all debts, damages, claims, liabilities, obligations, and causes of actions, whether known, unknown, or unforeseen, whether liquidated or unliquidated, from the beginning of time to the Effective Date of this Agreement. For purposes of this Agreement, including without limitation Section 3 hereof, the terms "AFG Parties" and "GAIC Parties" includes, but is not limited to, the persons on the attached Exhibit D to this Agreement (1) in their individual capacities, (2) as present or former officers, directors, or employees of AFG or GAIC, (3) as former officers, directors or employees of AFG or GAIC, or (4) in any other capacity. Notwithstanding the first sentence of this paragraph, excepted from the scope of this release are any debts, damages, claims, liabilities, obligations, or causes of action arising under or in connection with this Agreement or with any of the Related Agreements.

      5. Each of the parties to this Agreement warrants and represents to each of the other parties to this Agreement, singly and collectively, that as of the Effective Date, and as of the date of his or its execution of this Agreement, that he or it has not assigned or transferred all or any portion of the debts, damages, claims, liabilities, obligations, and causes of action being acquitted, discharged, or released under paragraphs 3 and 4 of this Agreement (the "Released Claims") to any other person or entity.

      6. Each of the parties to this Agreement warrants and represents to each of the other parties to this Agreement, singly and collectively, that he or it has read and understood this Agreement and has entered into this Agreement of his or its own free will and accord after full opportunity to investigate the facts and law applicable to this Agreement and the transactions and disputes leading up to the execution of this Agreement and in accordance with his or its own judgment and upon advice of their own legal counsel, and states that he or it has not been induced to enter into this Agreement by any statement, act, or representation of any kind or character on the part of anyone except as expressly set forth in this Agreement.

      7. Each of the parties to this Agreement warrants and represents to each of the other parties to this Agreement, singly and collectively, that each of the signatories to this Agreement is fully authorized to bind the respective parties to this Agreement.
      8. Except to the extent required by law, each of the parties agrees that he or it will not make or publicize any statements to any third party regarding this Agreement, any of the Related Agreements, or any of the events, circumstances, transactions, or disputes leading up to the execution of this
Agreement or any of the Related Agreements that would tend to damage the reputation or impeach the honesty, integrity, virtue, or reputation of any of the parties to this agreement or any of their respective directors, former directors and their affiliates, principals, officers, managers, supervisors, employees, agents, representatives, attorneys, accountants, actuaries, parents, subsidiaries, affiliates, partners, joint venturers, predecessors, successors, and assigns, past and present.

      9. This Agreement and the Related Agreements contain the entire agreement between or among the parties and supersedes any and all prior oral or written representations, statements, understandings, arrangements, or agreements between or among the parties. Neither this Agreement nor any term or condition of this Agreement may be altered, modified, amended, or waived except by a written agreement signed by the parties.

       10. This Agreement was the product of arms-length negotiation between sophisticated parties represented by counsel. Accordingly, the parties agree that the rule that a contract shall be construed against the party who drafted it or selected its language shall have no application to the construction, interpretation, or enforcement of this Agreement.

      11. This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective heirs, representatives, successors, and assigns.

       12.    This   Agreement  may  be  executed   in   multiple
counterparts.

      13. In the event that any of the terms or conditions of this Agreement are held or ruled to be illegal, unenforceable, or invalid in whole or in part, such holding or ruling shall not affect the validity or enforceability of the other terms or conditions of this Agreement, and this Agreement shall be construed, interpreted, and enforced as if the illegal, unenforceable, or invalid provision or part thereof was never part of this Agreement. This Agreement shall be construed or interpreted wherever possible so as to give validity and effect to its terms or conditions and to effect the obligations of AFG set forth in paragraph 2 of this Agreement and the mutual releases set forth in paragraphs 3 and 4 of this Agreement.

      14. Notwithstanding anything herein to the contrary, this Settlement Agreement and Mutual Release shall be effective only when (i) the Related Agreements have been executed by all parties thereto, (ii) the escrow deposit has been made by AEG, as required under the Escrow Agreement attached hereto as Exhibit B, and (iii) AFG and GAIC have received a release executed by AEIC in conservatorship, releasing the obligation of GAIC pursuant to the Purchase Agreement, dated July 31, 1997, to pay AEIC commissions based on renewals or reissuances of certain insurance policies, and acknowledging that AEG has assumed such obligation in place of GAIC.

      15. New York law shall govern the validity, construction, performance, and enforcement of this Agreement.


AMERICAN EAGLE GROUP, INC.


By:_____________________________
Title:__________________________

AMERICAN FINANCIAL GROUP, INC.


By:______________________________
Title:___________________________

GREAT AMERICAN INSURANCE COMPANY


By:______________________________
Title:___________________________

Exhibit 2

             RENEWAL/RETENTION COMMISSION AGREEMENT


      THIS RENEWAL/RETENTION COMMISSION AGREEMENT dated as of November 4, 1997, is by and among American Eagle Group, Inc. ("AEG"), a Delaware corporation, American Eagle Insurance Company ("American Eagle"), a Texas corporation, and Great American Insurance Company (together with its affiliates, successors, and assigns "Great American"), an Ohio corporation.

                     Preliminary Statement

      American Eagle and Great American are parties to that certain Purchase Agreement between Great American Insurance Company and American Eagle Insurance Company dated July 31, 1997 (the "Purchase Agreement"). Pursuant to Section 4.2 of the
Purchase Agreement, Great American agreed to pay to American Eagle commissions based on renewals or reissuances of certain insurance policies. AEG has agreed to assume Great American's obligation to pay such commissions to American Eagle.

      Accordingly, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                     Statement of Agreement

                           ARTICLE 1

           ASSUMPTION OF OBLIGATION TO PAY COMMISSION

      Section 1.1 Assumption of Obligations; Release of Great American. Subject to the terms and conditions of this Agreement, AEG hereby assumes Great American's obligations under Section 4.2 of the Purchase Agreement to pay certain renewal/retention commissions (as more fully described in Section 1.2 below) to American Eagle. The parties hereto acknowledge that Great American is hereby released and discharged from its obligations under Section 4.2 of the Purchase Agreement to pay such renewal/retention commissions to American Eagle.

      Section  1.2     Commission.   Subject  to  the  terms  and
conditions of this Agreement, AEG hereby agrees to pay to American Eagle the following commissions:

      (a) A commission equal to four percent of the Renewal Premiums (as hereinafter defined) received by Great American during the first year which commenced on April 1, 1997, on all Reinsured Business (as hereinafter defined) transferred to Great American;

      (b)   A  commission  equal to two percent  of  the  Renewal
Premiums received by Great American during the second year which commences on April 1, 1998, on all Reinsured Business transferred to Great American; and

      (c)   A  commission  equal to one percent  of  the  Renewal
Premiums received by Great American during the third year which commences on April 1, 1999, on all Reinsured Business transferred to Great American.

      For purposes of this Agreement, "Reinsured Business" shall mean (i) all aviation business of American Eagle in force as of March 31, 1997, and (ii) all aviation business written or renewed by American Eagle from March 31, 1997, until the date on which Great American became qualified to issue directly its own policies. For purposes of this Agreement, "Renewal Premiums" shall mean all direct written premiums on policies renewing, or being reissued with respect to, Reinsured Business on or after April 1, 1997, less the sum of any returned premiums or cancellations.

                           ARTICLE 2

                     PAYMENT OF COMMISSION

      Section 2.1 Commission Calculation. Amounts payable by AEG hereunder shall be computed by AEG each March 31, June 30, September 30, and December 31, during the period beginning April 1, 1997 and ending March 31, 2000. As soon as practicable after the end of each such quarter, Great American will provide AEG with all information necessary for AEG to prepare a written calculation (each a "Quarterly Commission Calculation") of the amount owed by AEG for the immediately preceding quarter (each a "Quarterly Commission Payment"). AEG shall have until the later of (i) 10 days after the date Great American has provided all information necessary for AEG to make the Quarterly Commission Calculation and (ii) 30 days after the end of each such quarter, to complete the Quarterly Commission Calculation and make the Quarterly Commission Payment to American Eagle (each such date of payment a "Quarterly Commission Payment Date"). Each Quarterly Commission Calculation shall show, by policy number (i) the policies renewed or reissued with respect to Reinsured Business in the applicable quarter, (ii) the amount of all premiums received by Great American with respect to Reinsured Business during the applicable quarter, and (iii) the amount of any returned premiums or cancellations with respect to Reinsured Business during the applicable quarter.

      Section 2.2 Access to Information; Arbitration. AEG, American Eagle, and their respective accountants, auditors, agents, employees and other representatives shall have the right, from time to time, at their own expense, to conduct such financial or other due diligence with respect to the information provided by Great American under Section 2.1 hereof as AEG or American Eagle may deem appropriate. Should any dispute arise among the parties hereto with respect to this Agreement which cannot be resolved by the parties to such dispute, the dispute shall be submitted to arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association. The decision resulting from any such arbitration shall be binding upon the parties hereto.

      Section 2.3 Method of Payment by AEG; Escrow Deposit. Pursuant to that certain Escrow Agreement dated as of March 25, 1997, among AEG, The Insurance Corporation of New York, and Fleet Bank, AEG deposited $1,300,000 in assets into an escrow account with Fleet Bank (the "Fleet Escrow Account"). AEG hereby assigns to American Eagle all of its right, title and interest in the Fleet Escrow Account. On the date hereof, AEG has deposited the amount of $200,000 (the "Escrow Deposit") pursuant to that certain  Escrow  Agreement  dated  the  date  hereof  among  AEG,
American  Eagle  and  U.S.  Trust Company  of  Texas,  N.A.   For
purposes of determining amounts owed by AEG hereunder, the present value of each Quarterly Commission Payment (each a "Discounted Quarterly Commission Payment") shall be calculated as of July 31, 1997 at a rate equal to the rate of interest earned during the quarter on the Fleet Escrow Account; provided that upon disbursement to American Eagle of the $1,300,000 from the Fleet Escrow Account, the rate used thereafter for calculations of the Discounted Quarterly Commission Payment shall be equal to the market rate for U.S. Treasury Bonds.

      Section 2.4 Disbursement of Escrow Deposit. If at any time upon calculation of a Discounted Quarterly Commission Payment the sum of all Discounted Quarterly Commission Payments
exceeds the $1,300,000 transferred to American Eagle, American Eagle shall have the right to withdraw from the Escrow Deposit an amount equal to the difference between the sum of all Discounted Quarterly Commission Payments and $1,300,000. Thereafter, on each subsequent Quarterly Commission Payment Date, American Eagle shall have the right to withdraw from the Escrow Deposit an amount equal to the Quarterly Commission Payment for such quarter. Any amounts remaining in the Escrow Deposit after satisfaction of AEG's obligations hereunder shall be promptly returned to AEG. In the event that amounts owed by AEG hereunder exceed in the aggregate $1,500,000, AEG shall be obligated to pay any such amounts when due pursuant to the terms of this Agreement.

      Section 2.5 Return of Escrow Deposit. On or about April 1, 1998, the parties hereto shall discuss in good faith whether AEG's interest in the Fleet Escrow Account, transferred to American Eagle hereunder, is sufficient to meet AEG's obligations under this Agreement. If the parties agree that such transfer is sufficient to meet AEG's obligations, the parties shall instruct the Escrow Agent to disburse the Escrow Deposit to AEG. The parties hereto agree that, notwithstanding any provision in this Agreement to the contrary, in no event shall American Eagle be required to return to AEG any portion of AEG's interest in the Fleet Escrow Account transferred to American Eagle on the date hereof.

                           ARTICLE 3

                         MISCELLANEOUS

      Section 3.1 Notices. Any and all notices permitted or required to be given under the terms of this Agreement shall be in writing and may be served by mail, postage prepaid, and addressed to the party to be notified at the appropriate addressed specified below, or by delivering the same in person to such party, or by telecopy, prepaid telegram or cablegram, addressed to the party to be notified at said address. The mailing addresses of the parties are as follows:

     Party                         Address

     If to AEG:          American Eagle Group, Inc.
                         12801 N. Central Expressway.
                         Suite 800
                         Dallas, Texas  75243
                         Attn: M. Philip Guthrie
                         Telecopy: 972-448-1401

     If to American Eagle:
                         American Eagle Insurance Company
                         12801 N. Central Expressway
                         Suite 800
                         Dallas, Texas  75243
                         Attention: Neal Rockhold, Conservator
                         Telecopy: 972-448-1401

     If to Great American:
                         Great American Insurance Company
                         580 Walnut Street
                         Cincinnati, Ohio  45202
                         Attention: Gary J. Gruber
                         Telecopy: 513-579-0108

The above addresses may be changed by any party by notice given in the manner provided in this Section 3.1.

      Section 3.2 Entire Agreement. This Agreement and the Escrow Agreement constitute the entire understanding among the parties as to the subject matter hereof and no waiver or modification of the terms hereof shall be valid unless in writing signed by the parties hereto and only to the extent therein set forth.

     Section 3.3    Effect of Agreement.  This Agreement shall be
binding  on, inure to the benefit of, and be enforceable  by  the
parties  hereto  and  their  respective  heirs,  successors   and
assigns.

      Section 3.4 Section and Paragraph Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      Section 3.5 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas, without giving effect to the conflict of law rules or choice of law rules thereof.

     Section 3.6 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed as of the date first written above.

                              AMERICAN EAGLE GROUP, INC.

                              By: _____________________________
                              Name: ___________________________
                              Title: __________________________

                              AMERICAN EAGLE INSURANCE COMPANY

                              By: _____________________________
                              Name: ___________________________
                              Title: __________________________

                              GREAT AMERICAN INSURANCE COMPANY

                              By:______________________________
                              Name: ___________________________
                              Title: __________________________

Exhibit 3
                           AGREEMENT

      This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

      WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

      WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

     NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                     AMERICAN PREMIER GROUP, INC.
                     AMERICAN FINANCIAL CORPORATION
                     By: /s/ James E. Evans
                          James E. Evans V.P. & General Counsel

                     /s/ Carl H. Lindner
                     Carl H. Lindner

                     /s/ Carl H. Lindner III
                     Carl H. Lindner III

                     /s/ S. Craig Lindner
                     S. Craig Lindner

                     /s/ Keith E. Lindner
                     Keith E. Lindner

Exhibit 4


                        POWER OF ATTORNEY
                        -----------------




      I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner
                    -----------------------------------
                         Carl H. Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner III
                    -----------------------------------------
                         Carl H. Lindner III

                        POWER OF ATTORNEY
                        -----------------




      I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  S. Craig Lindner
                    -----------------------------------------
                         S. Craig Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Keith E. Lindner
                    -----------------------------------------
                         Keith E. Lindner